# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WEX Inc., CIK 0001309108
CUSIP: 96208T104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1 Hancock Street, Portland, Maine (ME), 04101
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001066867

## Reporting persons
- PAR Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,252,000; shared voting power 0; sole dispositive power 2,252,000; shared dispositive power 0; aggregate amount beneficially owned 2,252,000 (6.6% of the class)
  Comment: * Based on 34,288,525 shares outstanding on September 30, 2025 as disclosed in the issuer's quarterly report on Form 10-Q filed on 10/30/2025.
- PAR Group II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,252,000; shared voting power 0; sole dispositive power 2,252,000; shared dispositive power 0; aggregate amount beneficially owned 2,252,000 (6.6% of the class)
- PAR Capital Management, Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,252,000; shared voting power 0; sole dispositive power 2,252,000; shared dispositive power 0; aggregate amount beneficially owned 2,252,000 (6.6% of the class)

## Item 1. Issuer
Name of issuer: WEX Inc.
Address of issuer's principal executive offices: 1 Hancock Street, Portland, ME 04101

## Item 2. Person Filing
Name of person filing: PAR Investment Partners, L.P.
Address of principal business office or, if none, residence: 200 Clarendon Street, 48th Floor, Boston, MA 02116
Citizenship: State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,252,000
Percent of class: 6.6
Sole power to vote or to direct the vote: 2,252,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,252,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The sole general partner of PAR Investment Partners, L.P. is PAR Group II, L.P. The sole general partner of PAR Group II, L.P., is PAR Capital Management, Inc. Each of PAR Group II, L.P. and PAR Capital Management, Inc. may be deemed to be the beneficial owner of all shares held directly by PAR Investment Partners, L.P.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PAR Investment Partners, L.P.: Steven M. Smith, Chief Operating Officer and General Counsel of PAR Capital Management, Inc. (02/17/2026)
- PAR Group II, L.P.: Steven M. Smith, Chief Operating Officer and General Counsel of PAR Capital Management, Inc. (02/17/2026)
- PAR Capital Management, Inc.: Steven M. Smith, Chief Operating Officer and General Counsel (02/17/2026)